Exhibit 2.2

Contingent Value Rights Agreement

This Contingent Value Rights Agreement, dated as of January 6, 2026 (this “Agreement”), is entered into by and between Day One Biopharmaceuticals, Inc., a Delaware corporation (“Parent”), and Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (“Computershare Trust” and, together with Computershare, the “Rights Agent”), as Rights Agent.

RECITALS

Whereas, Parent, Emerald Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Parent (“Merger Sub”), and Mersana Therapeutics, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of November 12, 2025 (as it may be amended, amended and restated, modified or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which, (a) Parent caused Merger Sub to commence a tender offer (as it may be amended, modified or extended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (“Company Common Stock” or “Company Shares”) and (b) following the acceptance for payment for the shares of Company Common Stock pursuant to the Offer, Merger Sub will merge at the Effective Time with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent (the “Surviving Corporation”) and as a wholly owned direct subsidiary of Parent;

Whereas, pursuant to the terms of the Merger Agreement, Parent has agreed to provide, in each of the Offer and the Merger, (a) the holders of Company Shares (other than Cancelled Shares and other than any Dissenting Company Shares) as of immediately prior to the Effective Time and (b) holders of Cash-Out Options and Company RSU Awards as of immediately prior to the Effective Time the right to contingent cash payments as hereinafter described upon the terms and subject to the conditions of this Agreement and the Merger Agreement without interest and subject to reduction for any applicable withholding Taxes;

Whereas, the Rights Agent is willing to act in connection with the issuance, transfer, exchange and payment of such contingent value rights as provided herein.

Now, Therefore, in consideration of the premises and mutual agreements herein and the consummation of the transactions referred to above, Parent and the Rights Agent hereby agree, for the equal and proportionate benefit of all Holders (as defined below), as follows:

1.            DEFINITIONS; RULES OF CONSTRUCTION

1.1            Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement, unless otherwise expressly set forth herein. As used in this Agreement, the following terms shall have the following meanings:

“ACC-1” means adenoid cystic carcinoma type 1.

“Acting Holders” means, at the time of determination, Holders of at least 30% of the outstanding CVRs as set forth on the CVR Register.

“Agreement” has the meaning set forth in the Preamble.

“Annual Net Sales Milestone I” means the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before the Annual Net Sales Milestone I End Date is equal to or exceeds $100.0 million.

“Annual Net Sales Milestone I Amount” means, with respect to the achievement of the Annual Net Sales Milestone I, an amount per CVR equal to $2.00.

“Annual Net Sales Milestone I End Date” means December 31, 2032.

“Annual Net Sales Milestone II” means the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before the Annual Net Sales Milestone II End Date is equal to or exceeds $200.0 million.

“Annual Net Sales Milestone II Amount” means, with respect to the achievement of the Annual Net Sales Milestone II, an amount per CVR equal to $4.00.

“Annual Net Sales Milestone II End Date” means December 31, 2035.

“Annual Net Sales Milestone III” means the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before the Annual Net Sales Milestone III End Date is equal to or exceeds $300.0 million.

“Annual Net Sales Milestone III Amount” means, with respect to the achievement of the Annual Net Sales Milestone III, an amount per CVR equal to $6.00.

“Annual Net Sales Milestone III End Date” means December 31, 2037.

“Breakthrough Therapy Designation Milestone” means the granting of “breakthrough therapy” designation in the U.S. by the FDA for Emi-Le on or before the Breakthrough Therapy Designation Milestone End Date.

“Breakthrough Therapy Designation Milestone Amount” means, with respect to the achievement of the Breakthrough Therapy Designation Milestone, an amount per CVR equal to $1.00.

“Breakthrough Therapy Designation Milestone End Date” means December 31, 2027.

“Change of Control” means (i) a sale or other disposition of all or a majority of the assets of either Parent or the Surviving Corporation on a consolidated basis (other than to any direct or indirect wholly owned subsidiary of Parent), (ii) a merger, consolidation or other similar business combination transaction involving either Parent or the Surviving Corporation in which Parent or the Surviving Corporation, respectively, is not the surviving entity and (iii) any other transaction involving either Parent or the Surviving Corporation in which Parent or the Surviving Corporation, respectively, is the surviving entity but in which the stockholders of Parent or the Surviving Corporation, respectively, as of immediately prior to such transaction own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction.

“Commercial Milestone” means each of the Annual Net Sales Milestone I, the Annual Net Sales Milestone II and the Annual Net Sales Milestone III.

“Commercially Reasonable Efforts” means, with respect to the development and commercialization, as applicable, of Emi-Le, the level of efforts that Parent and its Affiliates would devote to a product of similar potential (including commercial potential) at a similar stage in its development or product life, and to which they hold exclusive rights, taking into account its proprietary position, anticipated or actual market conditions and economic return potential, and the regulatory environment and other relevant commercial, technical, legal, scientific or medical factors. Parent and Rights Agent acknowledge and agree that (i) the level of efforts that constitute Commercially Reasonable Efforts may change over time and vary from country to country, reflecting changes in the status of the product, compound or therapy, (ii) the use of Commercially Reasonable Efforts may result in Parent and its Affiliates ceasing the research, development, commercialization or other exploitation of Emi-Le, (iii) the use of Commercially Reasonable Efforts does not require that Parent or its Affiliates to act in a manner which would otherwise be contrary to prudent business judgment, including business judgment as exercised in Parent’s or Affiliate’s ordinary course of business, and (iv) once research, development, commercialization or other exploitation of Emi-Le has ceased in compliance with this Agreement, the use of Commercially Reasonable Efforts does not require the continued reevaluation of whether development, commercialization or exploitation must be reinitiated for such compound. Notwithstanding the foregoing, if the development or commercialization of Emi-Le is being conducted by a Licensee under an agreement that contains a commercially reasonable and customary definition of “Commercially Reasonable Efforts” (or equivalent term) that is at least substantially equivalent, then for purposes of such Licensee’s activities under this Agreement, such definition shall replace the above definition.

“Company” has the meaning set forth in the Recitals.

“Company Common Stock” has the meaning set forth in the Recitals.

“CVR” means the right of a Holder to receive contingent payments of cash with respect to the achievement of Milestones pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Development and First Sale Milestone” means each of the Breakthrough Therapy Designation Milestone, the European First Sale Milestone, the FDA Milestone, the First Patient Dosed Milestone, the Janssen Milestone and the Japan First Sale Milestone.

“DTC” means The Depository Trust Company or any successor entity thereto.

“EMA” means the European Medicines Agency, or any successor agency.

“Emi-Le” means emiltatug ledadotin (XMT-1660).

“Equity Award Holder” means a Holder of a CVR granted with respect to a Cash-Out Option or a Company RSU Award.

“Event of Default” has the meaning set forth in Section 6.1(a).

“European First Sale Milestone” means the First Commercial Sale of Emi-Le in the first to occur of France, Germany, Italy, Spain or the United Kingdom on or before the European First Sale Milestone End Date. Notwithstanding the foregoing, the European First Sale Milestone will be deemed to have occurred if, at any time on or before the European First Sale Milestone End Date, cumulative Net Sales of Emi-Le in the European Union and the United Kingdom is equal to or exceeds $10.0 million.

“European First Sale Milestone Amount” means, with respect to the achievement of the European First Sale Milestone, an amount per CVR equal to $2.00.

“European First Sale Milestone End Date” means December 31, 2030.

“FDA” means the United States Food and Drug Administration, or any successor agency.

“FDA Milestone” means Regulatory Approval by the FDA for Emi-Le indicated for use in ACC-1 on or before the FDA Milestone End Date.

“FDA Milestone Amount” means, with respect to the achievement of the FDA Milestone, an amount per CVR equal to $9.00.

“FDA Milestone End Date” means December 31, 2030.

“First Commercial Sale” means, with respect to Emi-Le and a given country, the first sale for monetary value for use or consumption by the end user of such product in such country by Parent, its Affiliates (including the Surviving Corporation) or its or their Licensees to a third party, in each case after (i) receipt of all Regulatory Approvals necessary for the sale of Emi-Le in such country, and (ii) completion of any applicable pricing and reimbursement approvals necessary for the sale of Emi-Le in such country; provided, however, that (a) any sale or distribution of Emi-Le for use in clinical trials, expanded access programs, compassionate use, patient assistance programs, or other similar programs, or (b) the transfer of reasonable quantities of Emi-Le for regulatory purposes, or for development or marketing activities prior to commercial launch, in each case ((a) and (b)) at or below Emi-Le’s direct manufacturing cost, shall not be deemed a First Commercial Sale.

“First Patient Dosed Milestone” means the first dosing of the first participant in a Registrational Clinical Trial of Emi-Le for ACC-1 on or before the First Patient Dosed Milestone End Date.

“First Patient Dosed Milestone Amount” means, with respect to the achievement of the First Patient Dosed Milestone, an amount per CVR equal to $4.00.

“First Patient Dosed Milestone End Date” means December 31, 2027.

“Funds” has the meaning set forth in Section 2.6.

“GAAP” means United States generally accepted accounting principles.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Independent Accountant” has the meaning set forth in Section 4.4(a).

“Janssen Agreement” means that certain Research Collaboration and License Agreement by and between the Company and Janssen Biotech, Inc. (“Janssen”), dated as of February 2, 2022, as amended.

“Janssen Milestone” means the receipt by Parent or any of its Affiliates (including the Surviving Corporation) of the $8.0 million milestone payment payable upon achievement of the Development Milestone Event No. 3.b set forth in Section 8.4.1 of the Janssen Agreement on or before the Janssen Milestone End Date.

“Janssen Milestone Amount” means, with respect to the achievement of the Janssen Milestone, an amount per CVR equal to $1.25.

“Janssen Milestone End Date” means December 31, 2026.

“Japan First Sale Milestone” means the First Commercial Sale of Emi-Le in Japan on or before the Japan First Sale Milestone End Date.

“Japan First Sale Milestone Amount” means, with respect to the achievement of the Japan First Sale Milestone, an amount per CVR equal to $1.00.

“Japan First Sale Milestone End Date” means December 31, 2030.

“Licensee” means any third party that has been granted by Parent or its Affiliates the right to develop or commercialize Emi-Le, whether by license, sublicense or assignment, but excluding any contract research organization or contractor engaged to provide services to Parent or its Affiliates, or any wholesaler, distributor, reseller, or other similar intermediary that purchases Emi-Le in arm’s-length transactions, where such third party does not have a sublicense or license to develop or commercialize Emi-Le except for the right to sell the quantities of Emi-Le purchased by such third party and, where applicable, limited sublicenses or licenses to perform packaging for Emi-Le for local distribution and other ancillary services (e.g., marketing support).

“Loss” has the meaning set forth in Section 3.2(h).

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Milestone” means each of the Annual Net Sales Milestone I, the Annual Net Sales Milestone II, the Annual Net Sales Milestone III, the Breakthrough Therapy Designation Milestone, the European First Sale Milestone, the FDA Milestone, the First Patient Dosed Milestone, the Janssen Milestone and the Japan First Sale Milestone.

“Milestone Amount” means each of the Annual Net Sales Milestone I Amount, the Annual Net Sales Milestone II Amount, the Annual Net Sales Milestone III Amount, the Breakthrough Therapy Designation Milestone Amount, the European First Sale Milestone Amount, the FDA Milestone Amount, the First Patient Dosed Milestone Amount, the Janssen Milestone Amount and the Japan First Sale Milestone Amount.

“Milestone End Date” means each of the Annual Net Sales Milestone I End Date, the Annual Net Sales Milestone II End Date, the Annual Net Sales Milestone III End Date, the Breakthrough Therapy Designation Milestone End Date, the European First Sale Milestone End Date, the FDA Milestone End Date, the First Patient Dosed Milestone End Date, the Janssen Milestone End Date and the Japan First Sale Milestone End Date.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“Milestone Report” has the meaning set forth in Section 4.6.

“Net Sales” means the gross amount invoiced by or on behalf of Parent, any of its Affiliates (including the Surviving Corporation) or any Licensees (each, a “Selling Party”) to a third party for sales or distribution of Emi-Le, less the following deductions as calculated in accordance with GAAP (or IFRS, as applicable) consistently applied and as actually taken, paid, accrued, allocated, or allowed based on good faith estimates consistently applied across the books and records of the Selling Parties, as applicable:

(a)           rebates, credits and allowances given by reason of rejections returns, damaged or defective product or recalls;

(b)           government-mandated rebates, credits and adjustments paid or deducted;

(c)           customary price adjustments, rebates and chargeback payments granted to managed care organizations, pharmacy benefit management companies, national, state/provincial, local, and other governments, their agencies and purchasers and reimbursers, or to trade customers (including Medicare, Medicaid, managed care and similar types of rebates and chargebacks);

(d)           reasonable and customary freight, shipping, insurance and other transportation expenses, if borne by the applicable Selling Party without reimbursement from any third party and to the extent separately invoiced to the customer and included in gross amounts invoiced; taxes, duties or other governmental charges (including any tax such as a value added or similar tax, other than any taxes based on income), as adjusted for rebates and refunds, including excise taxes; and

(e)           any other deductions actually deducted from gross invoiced sales amounts as reported by the applicable Selling Party in its financial statements in accordance with GAAP (or IFRS).

If Emi-Le is combined with one or more other therapeutically active ingredients (collectively, “Other Components”), whether in a single formulation finished form, co-packaged, or as separate products otherwise sold and invoiced under a single invoiced price (a “Combination Product”), the Net Sales of Emi-Le shall be determined by multiplying the gross invoice price of the Combination Product by the fraction A / (A + B), where: A is the average gross invoice price (without discounts, rebates, or similar deductions) of Emi-Le containing the same dosage of the same active ingredient(s) when sold separately in finished form in the same country, and B is the average gross invoice price (without discounts, rebates, or similar deductions) of the Other Component(s) when sold separately in finished form in the same country. If such average sale prices are not available for either Emi-Le or the Other Component(s) in such country, Net Sales for such Combination Product shall be deemed to equal the gross invoice price of the Combination Product multiplied by the percentage that reasonably reflects the relative fair market value of Emi-Le portion, as determined by the applicable Selling Party in good faith in accordance with its standard allocation methodologies consistently applied across all of its products.

Furthermore, Net Sales shall not include use of or sale in reasonable and customary quantities at or below the direct manufacturing cost of Emi-Le by an applicable Selling Party (a) for non-clinical or clinical studies, patient-assistance programs, expanded access programs, compassionate use programs, patient assistance programs, bona fide charitable donations or similar programs, or (b) for regulatory development, or marketing purposes, in each case ((a) and (b)) at or below Emi-Le’s direct manufacturing cost. Resales or sales of Emi-Le made in good faith between or among any Selling Party(ies) for the purpose of subsequent resale to non-Selling Parties shall not be included in the calculation of Net Sales but the subsequent resale or sale to non-Selling Party(ies) shall be included in the computation of Net Sales.

All Net Sales shall be computed in Dollars, and where any Net Sales are calculated in a currency other than Dollars, they shall be translated into Dollars in accordance with GAAP (or IFRS, as applicable).

Notwithstanding the foregoing, if Emi-Le is commercialized by a Licensee that is a pharmaceutical company with pharmaceutical sales greater than $3,000,000,000 (based on sales on the most recently available trailing twelve (12) month period for such pharmaceutical company) under an agreement that contains a commercially reasonable and customary definition of “Net Sales” (or equivalent term), calculated in accordance with GAAP (or IFRS, as applicable) and consistently applied by the Licensee, then for purposes of this Agreement such definition shall replace the above definition with respect to the sales of Emi-Le covered by such other agreement.

“Offer” has the meaning set forth in the Recitals.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Ongoing Clinical Trial” means the human clinical trial of Emi-Le ongoing as of the date of this Agreement, as such clinical trial may be amended, altered, or otherwise modified from time to time.

“Parent” has the meaning set forth in the Preamble.

“Permitted Transfer” means a transfer of one or more CVRs (a) upon death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the Holder upon the death of the Holder; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; or (f) as provided in Section 2.8.

“Registrational Clinical Trial” means a human clinical trial conducted, at least in part, in the U.S. that is intended to be or is used as a registrational study to support an application for Regulatory Approval of Emi-Le in ACC-1 in the U.S. For clarity, following the earlier of (a) the first dosing of the first participant in an expansion cohort in the Ongoing Clinical Trial initiated by or on behalf of the Company, Parent, or each of their Affiliates (including the Surviving Corporation) or any of its or their licensees or sublicensees or (b) the conduct of the Ongoing Clinical Trial under an amended, modified, or otherwise altered (from the protocol in effect as of the date of this Agreement) protocol that allows the Company, Parent, or each of their Affiliates (including the Surviving Corporation) or any of its or their licensees or sublicensees to enroll additional ACC-1 patients, the Ongoing Clinical Trial shall be deemed to be a Registrational Clinical Trial of Emi-Le.

“Regulatory Approval” means the approval by the applicable Regulatory Authority (other than pricing or reimbursement approval(s)) that is necessary to market and sell a product candidate in an applicable country.

“Regulatory Authority” means any federal, national, multinational, state, provincial, or local regulatory agency, department, bureau, or other Governmental Authority with authority over the testing, manufacture, use, storage, import, promotion, marketing, or sale (including pricing and reimbursement approval) of any pharmaceutical or biologic product in any country or territory.

“Rights Agent” means the Rights Agent named in the Preamble, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Section 409A” has the meaning set forth in Section 2.4(d).

“Share” means each share of Company Common Stock outstanding immediately prior to the Effective Time, except any (i) shares of Company Common Stock held by the Company or any wholly-owned Subsidiary of the Company as of immediately prior to the Effective Time (or held in the Company’s treasury), (ii) shares of Company Common Stock held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent as of immediately prior to the Effective Time or (iii) Dissenting Company Shares.

“Surviving Corporation” has the meaning set forth in the Recitals.

“U.S.” means the United States of America and its territories, districts and possessions.

1.2            Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular form of nouns and pronouns shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (f) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (g) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented; (h) the Parties agree that they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; (i) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (j) the word “or” shall not be exclusive, and “and/or” means A or B or both A and B; and (k) references to “$” and “dollars” are to the currency of the United States of America. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

2.            CONTINGENT VALUE RIGHTS

2.1            CVRs. As provided in the Merger Agreement: (i) effective as of the Offer Acceptance Time, Merger Sub will accept for payment and promptly thereafter pay for each Company Share validly tendered and not validly withdrawn pursuant to the Offer; and (ii) effective as of the Effective Time, (A) each Company Share outstanding as of immediately prior to the Effective Time (other than Cancelled Shares and other than any Dissenting Company Shares) shall be converted into the right to receive the Merger Consideration, (B) each Cash-Out Option will become fully vested and cancelled and converted into the right to receive the Merger Consideration (minus the exercise price payable per share of Company Common Stock subject to such Cash-Out Option) and (C) each Company RSU Award outstanding as of immediately prior to the Effective Time (whether vested or unvested) will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1.

2.2            Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer, and, in the case of a Permitted Transfer, only in accordance with Section 2.3(c) and in compliance with applicable United States federal and state securities laws and the terms and conditions hereto. Any such sale, assignment, transfer, pledge, encumbrance or disposal of CVRs, in whole or in part, in violation of this Section 2.2, shall be null and void ab initio and of no effect.

2.3             No Certificate; Registration; Registration of Transfer; Change of Address.

(a)            The CVRs shall not be evidenced by a certificate or other instrument.

(b)           Subject to the receipt by the Rights Agent of the information and instructions described in Section 4.1, the Rights Agent shall keep a register (the “CVR Register”) for the purpose of identifying the Holders and registering CVRs and Permitted Transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish such payment to any former street name holders of the Shares by sending one payment to DTC representing the amounts due to all such holders. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. Upon request of any Holder and at such Holder’s sole cost, the Rights Agent will make available to such Holder a list of the other Holders, the number of CVRs held by such Holder and the contact information maintained by the Rights Agent with respect to each Holder. The Rights Agent hereby acknowledges the restrictions on transfer contained in Section 2.2 and agrees not to register a transfer which does not comply with Section 2.2.

(c)           Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent, in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, which may include a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify Parent of the same. Any registration, transfer or assignment of the CVRs shall be without charge to the Holder (other than payment of a sum to the extent necessary to cover any stamp or other Tax or other governmental charge that is imposed in connection with any such registration, transfer or assignment). The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register in accordance with this Agreement.

(d)            A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4            Payment Procedures.

(a)            If, (A) in the case that any of the Development and First Sale Milestones is achieved prior to the applicable Milestone End Date by or on behalf of the Company, Parent, or each of their Affiliates (including the Surviving Corporation) or any of its or their Licensees, then, on or prior to the date that is 20 Business Days following the achievement of such Development and First Sale Milestone, and (B) in the case that any of the Commercial Milestones is achieved prior to the applicable Milestone End Date, then, on or prior to the date that is 60 days following the last day of the fiscal quarter of Parent in which such Commercial Milestone is achieved (in each case, a “Milestone Payment Date”), Parent will deliver (or cause to be delivered) to the Rights Agent (1) a written notice (each, a “Milestone Notice”) indicating the achievement of such Milestone and that the Holders are entitled to receive the applicable Milestone Amount and instructing the Rights Agent to solicit from Holders other than Equity Award Holders Tax forms or other information required to make Tax deductions or withholdings, to the extent applicable, and (2) cash in the aggregate amount equal to the applicable portion of the Milestone Amount payable to all Holders (other than the applicable portion of the Milestone Amount payable to Equity Award Holders, which such aggregate amount shall be retained by Parent and paid in accordance with Section 3.6(c) of the Merger Agreement and Section 2.4(b) of this Agreement). The applicable Milestone Amount payable with respect to each corresponding Milestone that is achieved prior to the applicable Milestone End Date shall only be paid in respect of such corresponding Milestone, if at all achieved, and only one time under this Agreement and the maximum aggregate potential amount payable under this Agreement per CVR shall be $30.25. If a Milestone has not been achieved prior to the applicable Milestone End Date, then Parent will not be required to make any payment to the Rights Agent or the Holders pursuant to this Agreement in respect of such Milestone. In the event that a Milestone was achieved prior to the Closing, such Milestone shall be deemed to have been achieved as of the date of this Agreement and the Milestone Payment Date for such Milestone shall be determined in accordance with this Section 2.4(a).

(b)            The Rights Agent shall as promptly as practicable, and in any event within 10 Business Days of receipt of a Milestone Notice, send each Holder at its registered address a copy of such Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent. If any Milestone Amount is payable to the Holders, then at the time the Rights Agent sends a copy of such Milestone Notice to the Holders, the Rights Agent shall also pay to each Holder (other than Equity Award Holders to be paid in accordance with Section 3.6(c) of the Merger Agreement and this Section 2.4(b)), subject to any applicable withholding Tax and without interest, such Holder’s applicable portion of the Milestone Amount (the amount of which each Holder is entitled to receive shall be based on the applicable Milestone Amount payable per CVR multiplied by the number of CVRs held by such Holder as reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the applicable Milestone Notice), in accordance with the corresponding letter of instruction (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the applicable Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instruction (less any applicable reasonable and documented wiring fees and expenses); provided that with respect to any Milestone Amount that is payable to an Equity Award Holder, instead of paying such amount to the Rights Agent, Parent shall, as soon as reasonably practicable following the Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date, and in all events no later than the date that is 60 days following the date on which the Milestone is achieved) pay, or shall cause the Surviving Corporation or an Affiliate thereof to pay, through Parent’s, the Surviving Corporation’s or such Affiliate’s payroll system, the applicable Milestone Amount to each such Equity Award Holder (e.g., with respect to payments made to a Company employee in respect of his or her Cash-Out Options or Company RSU Awards).

(c)            Any portion of any aggregate Milestone Amount delivered to the Rights Agent that remains undistributed to a Holder 12 months after the date of the delivery of the applicable Milestone Notice shall be delivered by the Rights Agent to Parent, upon demand, and any Holder thereafter shall look only to Parent (subject to abandoned property, escheat, and other similar applicable Law) for payment of such Milestone Amount, without interest, but such Holder shall have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law. Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any payments delivered to a public official pursuant to any abandoned property, escheat law or other similar Laws. If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a Milestone Amount to the applicable Holder, such Milestone Amount has not been paid prior to the date on which such Milestone Amount would otherwise escheat to or become the property of any Governmental Authority, any such Milestone Amount shall, to the extent permitted by applicable Law, immediately prior to such time, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(d)            Parent intends that each payment provided under this Agreement with respect to a CVR constitutes a separate “payment” for purposes of Section 1.409A-2(b)(2)(i) of the U.S. Treasury Regulations. For the avoidance of doubt, and to the extent applicable, Parent intends that the Milestone Amounts satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder and any state law of similar effect (collectively “Section 409A”) provided under Treasury Regulations Section 1.409A-1(b)(4) and, to the extent not so exempt, that the payment of any Milestone Amount comply, and this Agreement be interpreted to the greatest extent possible, as consistent with Treasury Regulations Section 1.409A-3(i)(5)(iv)(A)—that is, as “transaction-based compensation.” To the extent this Agreement (and any definitions hereunder), or any payments hereunder, are not exempt, they shall be construed in a manner that complies with Section 409A and shall incorporate by reference all required definitions and payment terms. Notwithstanding the foregoing, neither Parent, the board of directors of Parent, the Company, the Rights Agent, nor any of their respective representatives makes any representation or warranty and will have no liability to a Holder or transferee or any other Person if any payments under any provisions of this Agreement are determined to constitute deferred compensation under Section 409A but do not satisfy the requirements of that section (or any similar U.S. state tax law). The Rights Agent makes no representations or warranties with respect to tax treatment of CVRs. None of the Rights Agent, its affiliates or the services provided by the Rights Agent hereunder are intended to provide legal, tax or financial advice.

2.5            Tax Matters.

(a)            Unless otherwise required as a result of a change of law, and except to the extent any portion of a Milestone Amount is required to be treated as imputed interest pursuant to applicable Tax Law, the parties hereto intend that, for all U.S. federal and applicable state and local income Tax purposes, (i) the CVRs received in respect of the Company Shares will be treated as additional consideration paid at the Effective Time with respect to such Shares pursuant to the Offer or the Merger Agreement, as the case may be, (ii) any Milestone Amount paid in respect of the CVRs described in clause (i) will be treated as amount realized in respect of such CVRs, and (iii) any Milestone Amount paid in respect of Cash-Out Options or Company RSU Awards will be treated as wages or other compensation for services in the year in which the applicable Milestone Amount is paid, and none of the parties hereto shall take any position contrary to the foregoing on any Tax Return or for other U.S. federal and applicable state and local income Tax purposes except as required by applicable Tax law. Parent, the Rights Agent, and the Surviving Corporation may report imputed interest on the CVRs (other than CVRs in respect of Cash-Out Options or Company RSU Awards) as required by applicable Tax law.

(b)            Each of Parent, the Rights Agent, the Surviving Corporation, their respective Affiliates, and any other Person who has any obligation to deduct or withhold from any consideration payable pursuant to this Agreement shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as are required by any applicable law to be deducted and withheld, as may be reasonably determined by such Person. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority in accordance with applicable law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than with respect to amounts paid through Parent’s, the Surviving Corporation’s, or an Affiliate’s payroll system pursuant to Section 2.4(b)), Parent shall instruct the Rights Agent, to the extent practicable, to provide notice to the Holder of such potential withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts; provided that the time period for payment of a Milestone Amount by the Rights Agent set forth in Section 2.4(b) shall be extended by a period equal to any delay caused by the Holder providing such forms; provided, further, that in no event shall such period be extended for more than 10 Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

2.6            Holding of Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more separate bank accounts to be maintained by the Rights Agent in its name as agent for Parent and not to be commingled with the money, assets or property of the Rights Agent or any other Person. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold or invest the Funds as directed by Parent; provided that any such investments shall be in obligations of, or guaranteed by, the United States of America, in deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.), in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing. The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party; provided that in the event the Funds are diminished below the level required for the Rights Agent to make cash payments as required under this Agreement, including any such diminishment as a result of investment losses, Parent shall promptly pay additional cash to the Rights Agent in an amount equal to the deficiency in the amount required to make such payments. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Funds shall not be used for any purpose other than the payment of the Milestone Amounts, if and to the extent payable; provided that any interest, dividends, income or earnings produced by investments with respect to the Funds shall be the property of Parent.

2.7            No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)            Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of being a Holder of a CVR, the right to receive dividends, or the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of Parent or any or any other matter, or any other rights of any kind or nature whatsoever as a stockholder of Parent, either at law or in equity. No interest shall accrue on any amounts payable on the CVRs to any Holder.

(b)            The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates. The rights of a Holder to receive Milestone Amounts (if and to the extent payable) in respect of the CVRs are limited to those expressed in this Agreement and the Merger Agreement.

2.8            Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Subsidiaries without consideration therefor, which a Holder may effect via a delivery of a written notice of such abandonment to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Section 5. The Rights Agent shall update the CVR Register to reflect any abandonment or acquisition of CVRs described in this Section 2.8.

3.            THE RIGHTS AGENT

3.1            Certain Duties and Responsibilities.

(a)            Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its fraud, gross negligence, bad faith or willful or intentional misconduct (each as determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction).Without diminishing or abrogating the rights of the Acting Holders to take actions pursuant to this Agreement, including Article 6, the Rights Agent may upon the written request of the Acting Holders proceed to and shall be entitled and empowered to protect and enforce the rights of the Holders hereunder by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights. The Rights Agent may only proceed to and shall be entitled and empowered to protect and enforce the rights herein for the benefit of and on behalf of all Holders to the extent directed to by the Acting Holders in writing; provided that the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel in writing, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent in the absence of bad faith shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in the absence of bad faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joint in the giving of said direction.

3.2            Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)            the Rights Agent may rely upon and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by the proper party or parties;

(b)            whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part (each as determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction), incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)            the Rights Agent may engage and consult with counsel of its selection and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith and in reliance thereon;

(d)           the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e)            the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)            the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g)           the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent), nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)           Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including the reasonable and documented fees and expenses of legal counsel) (each, a “Loss”) which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from any action taken, suffered or omitted by the Rights Agent in connection the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending Rights Agent against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction to have resulted from the Rights Agent’s fraud, gross negligence, bad faith or willful or intentional misconduct (each as determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction);

(i)             notwithstanding anything to the contrary contained herein, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action;

(j)             notwithstanding anything to the contrary contained herein, the aggregate liability of the Rights Agent arising in connection with this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed the amounts paid or payable hereunder by Parent to the Rights Agent as fees and charges during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought;

(k)            Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than withholding Taxes owed by Holders and Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and necessary documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(l)             no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(m)           the Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any of the Parent, the Company or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement;

(n)           subject to applicable law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Parent or the Company or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Parent or for any other Person;

(o)           the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Parent resulting from any such act, default, neglect or misconduct, absent fraud, gross negligence, bad faith or willful or intentional misconduct (each as determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction) in the selection and continued employment thereof;

(p)           the Rights Agent shall act hereunder solely as agent for Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Parent or the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent or the Company;

(q)           the Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed;

(r)            the Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice; and

(s)            the obligations of Parent and the rights of the Rights Agent under this Section 3.2, Section 3.1, and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

3.3            Resignation and Removal; Appointment of Successor.

(a)            The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified, and such resignation shall become effective on the earlier of (i) the date so specified and (ii) the appointment of a successor Rights Agent in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b)            If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent or any Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)            Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within 10 Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d)            Notwithstanding anything else in this Section 3.3, unless consented to in writing by the Acting Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of an international commercial bank.

(e)            The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

3.4            Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent, except such rights which survive its resignation, replacement or removal under the terms hereunder.

4.            COVENANTS

4.1            List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent, (a) in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company with respect to the Company Shares), the names and addresses of the Holders (other than the Equity Award Holders) within 20 Business Days after the Effective Time and (b) in the case of Equity Award Holders, the names and addresses of the Holders of such securities set forth in the books and records of the Company as of immediately prior to the Effective Time and in accordance with the terms of the Merger Agreement.

4.2            Books and Records. Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.3            Payment of Milestone Amounts. Parent shall duly and promptly deposit with the Rights Agent for payment to the Holders other than Equity Award Holders, the amount of any Milestone Amounts payable to such Holders hereunder when payable in accordance with the terms of this Agreement with the Rights Agent and, in the case of Equity Award Holders, Parent shall duly and promptly pay, or shall cause the Surviving Corporation or an Affiliate thereof to pay, through the applicable payroll system the amount of any Milestone Amounts payable to such Holders hereunder in each case, in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

4.4            Audit Rights.

(a)            Until December 31, 2038, upon reasonable advance written notice from the Acting Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales hereunder; provided that (i) such Acting Holders (and the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.4 and (ii) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The fees charged by such accounting firm shall be borne by such Acting Holders; provided that Parent will pay such fees if such review shall indicate that a Milestone Payment was payable hereunder, and not paid by Parent. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The decision of such accounting firm shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. Parent shall not enter into any transaction with a Licensee granting such Licensee the right to develop or commercialize Emi-Le or constituting a Change of Control unless such agreement contains provisions that would permit such accounting firm with such access to the records of the other party in such transaction or Change of Control if and to the extent as are reasonably necessary to ensure compliance with this Section 4.4. The audit rights set forth in this Section 4.4(a) may not be exercised by the Acting Holders more than once in any given twelve (12) month period.

(b)            If, in accordance with the procedures set forth in Section 4.4(a), the Independent Accountant concludes that any Milestone Amount should have been paid but was not paid when due, Parent shall promptly, and in any event within 30 days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report, pay each Holder such Milestone Amount (to the extent such amount remains unpaid), plus interest at the 30-day U.S. dollar “prime rate” effective for the date such payment was due, as reported by Bloomberg, from when such Milestone Amount should have been paid, as applicable, to the date of actual payment, pursuant to Section 2.4(a) and Section 2.4(b), as applicable.

4.5            Commercially Reasonable Efforts. Commencing upon the Effective Time and continuing until the earlier of the applicable Milestone End Date and the achievement of such Milestone, Parent shall, directly, or through its Affiliates or its or their Licensees, use Commercially Reasonable Efforts to achieve such Milestone.

4.6            Net Sales Reports. Within ninety (90) days of each June 30 and December 31 occurring after the first Net Sales of Emi-Le and prior to the earlier of the achievement of all Commercial Milestones or the Annual Net Sales Milestone III End Date, Parent shall provide the Rights Agent for distribution to the Holders with a written report setting forth the cumulative Net Sales of Emi-Le in the previous six (6) month period (each, a “Milestone Report”); provided that Parent may satisfy the obligation to deliver a Milestone Report to the Rights Agent if Parent’s Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, in each case, filed with the SEC for such applicable period contain the information regarding cumulative Net Sales of Emi-Le required by the first sentence of this Section 4.6. Promptly after the Rights Agent’s receipt of a given Milestone Report, the Rights Agent shall promptly, and in any event within 10 Business Days of receipt of a Milestone Report, send each Holder at its registered address a copy of such Milestone Report.

5.            AMENDMENTS

5.1            Amendments without Consent of Holders.

(a)            Without the consent of any Holders, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)            to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 7.3;

(ii)           to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein as provided in Section 3.3 and Section 3.4;

(iii)          to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)          to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v)           as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the Holders;

(vi)          to evidence the assignment of this Agreement by Parent as provided in Section 7.3;

(vii)         as may otherwise be necessary for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders; or

(viii)        as may be necessary or appropriate to ensure that the Surviving Corporation complies with applicable law.

In addition to the foregoing, upon the request of Parent, the Rights Agent hereby agrees to enter into one or more amendments hereto to evidence the succession of another person as a successor Rights Agent in accordance with the terms of this Agreement and the assumption by any successor of the covenants and obligations of such Rights Agent herein, without modification of such covenants or obligations other than as permitted by this Section 5.1.

(b)            Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Parent pursuant to Section 2.10.

(c)            Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2            Amendments with Consent of Holders.

(a)            Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder), with the written consent of the Acting Holders, whether evidenced in writing or taken a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)            Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3            Execution of Amendments. Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent and reasonably acceptable to Rights Agent stating that the execution of such amendment is authorized or permitted by this Agreement. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Parent. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, obligations, privileges, immunities, protections, covenants or duties under this Agreement or otherwise.

5.4            Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6.            REMEDIES OF THE HOLDERS

6.1            Event of Default.

(a)            “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority or otherwise): (i) default in the payment by Parent pursuant to the terms of this Agreement of all or any part of a Milestone Amount after a period of 10 Business Days after the Milestone Amount shall become due and payable and (ii) material default in the performance, or breach in any material respect, of any other covenant or warranty of Parent hereunder, and continuance of such default or breach for a period of 60 days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Parent and the Rights Agent by the Acting Holders.

(b)            If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders by notice in writing to Parent and the Rights Agent, may, in their discretion, commence a Legal Proceeding to protect the rights of the Holders, including to obtain payment for any Milestone Amounts then due and payable in accordance with this Agreement.

6.2            Suits by Holders. In addition to the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right (other than the rights of the Rights Agent as set forth herein), on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any Legal Proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Notwithstanding the foregoing, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date shall not be impaired or affected without the consent of such Holder and, in the event of an insolvency proceeding of Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Parent or by any creditor of Parent. The Acting Holders shall have the right to direct the time, method and place of conducting any Legal Proceeding for any remedy available to the Rights Agent, or exercising any power conferred on the Rights Agent by this Agreement. Notwithstanding anything to the contrary contained herein, neither the Rights Agent or the Holders shall have any right of specific performance with respect to the obligations of Parent set forth in Section 4.5.

7.            OTHER PROVISIONS OF GENERAL APPLICATION

7.1            Notices to the Rights Agent and Parent. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient or address as designated in a written notice to the other parties hereto in accordance with this Section 7.1):

If to the Rights Agent, to it at:

Computershare Inc.

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Attention: Client Services

If to Parent, to it at:

Day One Biopharmaceuticals, Inc.
1800 Sierra Point Parkway, Suite 200
Brisbane, California 94005

Attention: Adam Dubow and Sishir Mokkapati

Email: [***]; [***]

with a copy to:

Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Robert Freedman, Stefano Quintini; David K. Michaels
Email: RFreedman@fenwick.com; SQuintini@fenwick.com; dmichaels@fenwick.com

The Rights Agent or Parent may specify a different address or email address by giving notice in accordance with this Section 7.1.

7.2            Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

7.3            Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests and obligations hereunder to (i) any Affiliate controlled by, or under common control with, Parent for so long as they remain controlled by, or under common control with, Parent and any such Affiliate may assign any or all of its rights, interests and obligations hereunder to one or more other Affiliates controlled by, or under common control with, Parent for so long as they remain controlled by, or under common control with, Parent; provided that each such assignee agrees to assume and be bound by all of the terms and conditions of this Agreement; provided, further, that Parent shall remain liable for the performance by each such assignee of all covenants, agreements and obligations of Parent hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each assignee. Other than in a Change of Control, each of Parent’s successors and each assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly agree to assume and be bound by all of the terms and conditions of this Agreement. This Agreement shall not restrict Parent’s or any successor’s ability to merge or consolidate or enter into or consummate any Change of Control; provided that in the event of a Change of Control, Parent or the Company, as applicable, shall cause the acquirer to assume Parent’s or the Company’s obligations, duties and covenants under this Agreement. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Acting Holders. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

7.4            No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent and its permitted successors and assigns, Parent, Parent’s permitted successors and assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers, each of whom is intended to be, and is, a third party beneficiary hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent and its permitted successors and assigns, Parent, Parent’s permitted successors and assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers. The rights hereunder of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may at any time agree to renounce, in whole or in part, whether or not for consideration, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

7.5            Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)            This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the he laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)            In any action between any of the parties arising out of or relating to this Agreement or the CVRs, each of the parties irrevocably and unconditionally: (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in the State of Delaware; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the CVRs in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

(c)            EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(C).

7.6            Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to negotiate in the absence of bad faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.7            Termination. This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made following the earlier to occur of (a) the payment in full of each of the Milestone Amounts, including the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of each Milestone Amount, as required to be paid under the terms of this Agreement and (b) the termination of the Merger Agreement prior to the Offer Acceptance Time and the Effective Time in accordance with its terms. Notwithstanding the foregoing, no such termination shall affect this Section 7, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.8            Entire Agreement; Counterparts. This Agreement and the Merger Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter of this Agreement and supersedes all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties hereto, with respect to the subject matter hereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, (a) this Agreement shall govern and be controlling with respect to CVR matters only and (b) the Merger Agreement shall govern and control with respect to all matters unrelated to the CVR. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

7.9            Payments on Next Business Day. In the event that a Milestone Payment Date or any other date by which any payment in respect of the CVRs shall be required to be made hereunder shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next Business Day thereafter with the same force and effect as if made on the applicable required date.

7.10            No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that the other party, its Affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of its respective Affiliates, officers, directors or controlling Persons, or to the Holders. The only obligations of Parent and the Rights Agent to each other and their Affiliates and their respective officers, directors and controlling Persons arising out of this Agreement are the contractual obligations expressly set forth in this Agreement.

7.11            Confidentiality. The Rights Agent agrees that all books, records, information and data pertaining to the business of Parent or its Affiliates, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of a court or governmental body of competent jurisdiction or is otherwise required by law or regulation, including SEC or any stock exchange on which the securities of the Rights Agent are listed, or pursuant to subpoenas from state or federal government authorities (subject to (x) the Rights Agent notifying, to the extent practicable, Parent of such potential disclosure reasonably in advance of such disclosure, (y) cooperating with Parent, at Parent’s expense, in any effort to restrict disclosure of such book, records, information or data and (z) the Rights Agent only disclosing such books, records, information or data that is required to be so disclosed by such valid order, such applicable Law, rule or regulation of the SEC or any stock exchange on which the securities of the Rights Agent are listed or such subpoena). This Section 7.11 shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

Day One Biopharmaceuticals, Inc.

By:	/s/ Jeremy Bender
Name:	Jeremy Bender
Title:	CEO

Computershare Trust Company, N.A. and Computershare Inc., on behalf of both parties

By:	/s/ Thomas Borbely
Name:	Thomas Borbely
Title:	Senior Manager, Corporate Actions